

Windarra
Resource
Group

WESTWARD EXPLORATIONS LTD.

March 1, 2002



British Columbia Securities Commission
12th Floor
701 West Georgia Street
Vancouver, BC
V7Y 1L2

Attention: Statutory Filing

Dear Sirs:

Re: 1st Quarter Ended December 31, 2001

Please find enclosed:

1. Form 51-901F, Quarterly Report, for the quarter ended December 31, 2001; and
2. Confirmation of Mailing.

We trust the foregoing is satisfactory.

Yours truly,

Westward Explorations Ltd.

"Marion McGrath"

Marion McGrath,
Corporate Administrator
/mm
xc: Alberta Securities Commission (via SEDAR)
Canadian Venture Exchange (via SEDAR)


BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
WESTWARD EXPLORATIONS LTD.	01	12	31	02	02	25

ISSUER ADDRESS				
#900 – 555 BURRARD STREET				
CITY/	**PROVINCE**	**POSTAL CODE**	**ISSUER FAX NO.**	**ISSUER TELEPHONE NO.**
VANCOUVER	BC	V7X 1M8	604-893-7071	604-688-1508
CONTACT PERSON		**CONTACT'S POSITION**		**CONTACT TELEPHONE NO.**
JUNE BALLANT		CONTROLLER		604-688-1508
CONTACT EMAIL ADDRESS		**WEB SITE ADDRESS**		
jballant@windarra.com				

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"STEVE BRUNELLE"	STEVE BRUNELLE	02	02	25
"JOHN PALLOT"	JOHN PALLOT	02	02	25

WESTWARD EXPLORATIONS LTD.
FORM 51-901F – QUARTERLY AND YEAR END REPORT
DECEMBER 31, 2001

SCHEDULE A: FINANCIAL INFORMATION

See attached unaudited financial statements for the three months ended December 31, 2001.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. For the current fiscal year to date:

   a) Deferred exploration costs:

   See Note 7 in the attached audited financial statements.

   b) General and administrative expenses:

   See the statement of operations in the attached audited financial statements.

2. Related party transactions:

   See Note 9 in the attached audited financial statements.

3. For the current fiscal year to date:

   a) Summary of securities issued:

   There were no securities issued during the period.

   b) Summary of options granted: Nil

4. As at the end of the reporting period:

   a) Authorized share capital: 100,000,000 common shares without par value

4. b) Shares issued and outstanding:

	Number of Shares		Amount
Balance, December 31, 2001	18,697,548	$	5,996,533

   c) Options, warrants and convertible securities outstanding:

   See Note 8 in the attached audited financial statements.

   d) Number of escrow shares: Nil

5. List of directors and officers:

Director and President:	William Anderson
Director:	John Pallot
Director:	Jay Sujir
Director:	Steven Brunelle
Director:	Peter Dunfield
Secretary:	June Ballant

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. The Company's business

The Company is in the business of exploring mineral properties to determine whether the mineral properties contain economically recoverable ore reserves. The Company's exploration activities have been centered on precious metal properties in Canada and South America.

2. Operations and financial discussions

Mineral properties and exploration

Little Deer Lake, Saskatchewan

The Company holds a 20% interest in a joint venture. During the period, no works programs were undertaken.

Magnacon Properties, Ontario

In March 2000, Windarra and Westward agreed to the sale of the operator's controlling interest to River Gold Mines Ltd. ("River Gold"). Under a revised joint venture agreement Windarra and Westward do not have to expend capital on this property until River Gold completes a US$2M work commitment in the next 3 years. The Company does not have to spend on this property until River Gold completes its US$2 million work commitment over the next 3 years.

The Magnacon property was mined between 1989 and 1990. A consultant's report prepared by Watts, Griffis and McQuat in 1995 valued the property at $31 million based on reserves of 2,345,000 tons at an average grade of 0.20 ounce of gold per ton. In 1996, Windarra sold its interest in the Magnacon Mill to River Gold but retained certain milling rights which are available to Windarra, Westward and Mishibishu. Future exploration efforts at this property will target additional gold deposits that could provide feed to the nearby mill. At September 30, 2001, in accordance with recent recommendations by the CICA, the Company decided to write-down the mineral claims and related deferred explorations costs to a nominal value. The Company will continue to maintain these claims for future opportunities.

Los Caballos Property, Argentina

Pursuant to the Cameco-Westward-Tenke option agreement, Westward has received to date 675,000 shares of Tenke Mining Corp. Tenke has also acknowledged that an accelerated pro-rata release of remaining Tenke shares based on expenditures to date is due. During the period, the Company received 170,378 common shares of Tenke recorded at a deemed price of $0.52 per share.

The Adelaide Group

The Company entered into a Partnership Agreement with the Adelaide Group to acquire a 10% participation interest in coal trade between China and Europe in consideration of $50,000. The Adelaide Group proposes to source and sell the coal to western European end users. The port of origin of the coal is located in Rizhao, China.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

Financial Discussion

The Company realized an increase in its overall operating expenses for the current period, which totalled $38,076 compared to $12,179 in the 3 month period ending December 31, 2000. This increase was primarily attributed to the engagement of additional consultants and management involved since the announcement of the coal trade project.

During the period, the Company received 170,378 common shares of Tenke Mining Corp. which resulted in a net gain of $88,597. The Company did not raise any capital during the period. As a result of the gain, the Company had net income of $39,125 for the period compared to net income of $4,240 for the period ending December 31, 2000.

The Company has no property commitment expenditures and therefore anticipates maintaining a similar level of administration expenses throughout the upcoming year until a new project is identified. The Company is, however, committed to the Adelaide Group partnership which contemplates the purchase, transport and sale of coal. During the previous year, the Company acquired a 10% interest in the partnership in consideration of $50,000. Thus, under the Partnership Agreement, the partners will be responsible for their pro rata of profits and losses.

3. Contingency

During the previous year, Canada Customs and Revenue Agency ("CCRA") reassessed the Company for failure to withhold non-resident taxes on payments made to a former director. The review resulted in a reassessment of approximately $40,000 in taxes, plus accrued interest owing by the Company.

During 1999, the Canada Customs and Revenue Agency ("CCRA") reviewed the Company's 1995 Corporate Income Tax Return filings regarding the sale of certain mineral properties. The review resulted in a reassessment of approximately $800,500 in taxes, plus accrued interest owing by the Company.

Management is of the opinion that these reassessments are without merit and has filed Notices of Objection with the Appeals Division of the CCRA. It is management's opinion that the ultimate resolution with respect to these reassessments cannot be determined at this time, therefore, no provision has been made in the financial statements.

4. Working Capital Position

At the end of December 31, 2001, the Company had working capital of $17,800. In addition, the Company has long-term marketable securities presently valued at $309,723 and a receivable from parent of $920,954. Westward and its parent Windarra are working on financing options in anticipation of new acquisitions which will be announced in due course.

WESTWARD EXPLORATONS LTD.
Balance Sheets
Unaudited

	December 31 2001	September 30 2001
ASSETS		
Current		
Cash and equivalents	$ 40,011	$ 3,478
Receivables	2,322	10,835
	42,333	14,313
Long term investment (Note 3)	309,723	313,167
Due from Windarra Minerals Ltd. (Note 4)	920,954	915,699
Capital assets (Note 5)	1,869	1,240
Mineral properties (Note 6)	2	2
Deferred exploration costs (Note 7)	1	1
	$ 1,274,882	$ 1,244,422
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 24,533	$ 33,198
Shareholders' equity		
Capital stock (Note 8)	5,996,533	5,996,533
Deficit	(4,746,184)	(4,785,309)
	1,250,349	1,211,224
	$ 1,274,882	$ 1,244,422

Contingency (Note 10)

On behalf of the Board:

"Steve Brunelle"	*"John Pallot"*
Steve Brunelle	John Pallot
Director	Director

The accompanying notes are an integral part of these financial statements.

WESTWARD EXPLORATONS LTD.
Statements of Operations and Deficit
Unaudited

	3 months ended Dec 31 2001	3 months ended Dec 31 2000
EXPENSES		
Administration fees	$ 6,000	$ 3,000
Amortization	93	127
Audit and accounting	2,000	1,200
Business development fees	11,200	-
Investor Relations	479	156
Legal	4,042	-
Management & financial consulting	7,600	-
Office & sundry	1,537	1,175
Regulatory fees	1,550	2,989
Rent & reception	3,000	3,000
Transfer agent fees	575	532
	38,076	12,179
Loss from operations	(38,076)	(12,179)
OTHER ITEMS		
Interest income	10,296	16,419
Loss on sale of investment	(21,692)	-
Gain on option of mineral property	88,597	-
	77,201	16,419
Income for the period	39,125	4,240
Deficit, beginning of period	(4,785,309)	(2,782,337)
Deficit, end of period	$ (4,746,184)	$ (2,778,097)
Income per share	$ 0.01	$ 0.01

The accompanying notes are an integral part of these financial statements.

WESTWARD EXPLORATONS LTD.
Statements of Cash Flows
Unaudited

	3 months ended Dec 31 2001	3 months ended Dec 31 2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income for the period	$ 39,125	$ 4,240
Items not affecting cash:		
Accrued interest income	(10,255)	(16,216)
Amortization	93	127
Loss on sale of investment	21,692	-
Gain on option of mineral property	(88,597)	-
Changes in non-cash working capital items:		
Decrease in receivables	8,513	120
Decrease in accounts payable and accrued liabilities	(8,664)	(2,876)
Net cash used in operating activities	(38,093)	(14,605)
CASH FLOWS FROM INVESTING ACTIVITIES		
Advances to Windarra Minerals Ltd.	5,000	-
Proceeds on sale of investment	70,348	-
Acquisition of capital asset	(722)	-
Net cash used in investing activities	74,626	-
Decrease in cash and equivalents during the period	36,533	(14,605)
Cash and equivalents, beginning of period	3,478	25,305
Cash and equivalents, end of period	$ 40,011	$ 10,700

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the laws of British Columbia and its principal business activities include the acquiring and developing of mineral properties.

The Company is in the process of exploring and developing its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production. The Company is considered to be in the development stage.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	Dec 31, 2001	Sept 30, 2001
Working capital	$ 17,800	$ (18,885)
Deficit	(4,746,184)	(4,785,309)

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

Cash and equivalents

Cash and equivalents include highly liquid investments with original maturities of three months or less.

Capital assets

Capital assets are recorded at cost. Amortization is being provided for using the declining balance method of amortization at the rate of 30% per annum.

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisitions of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Deferred exploration costs

The Company defers all exploration expenses relating to mineral properties and areas of geological interest until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production.

Values

The amounts shown for mineral properties and deferred exploration costs represent costs to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recovery of current and future reserves.

Cost of maintaining mineral properties

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

Environmental protection and rehabilitation costs

Liabilities related to environmental protection and rehabilitation costs are accrued and charged to income when their likelihood of occurrence is established. This includes future removal and site restoration costs as required due to environmental law or contracts.

Long-term investments

Long-term marketable securities are stated at cost and are adjusted to net realizable value if there is a decline in value that is other than temporary.

The Company accounts for its investment in the Adelaide Group Partnership ("Adelaide") on the equity basis of accounting, whereby the investment is initially recorded at cost and adjusted to recognize the Company's share of earnings or losses in the partnership.

Future income taxes

Future income taxes are recorded using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stock based compensation

The Company grants stock options in accordance with the policies of the Canadian Venture Exchange ("CDNX") as described in Note 8. No compensation expense is recognized for this plan when stock options are granted or extended. Any consideration received on exercise of stock options is credited to capital stock.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

Earnings (loss) per share

In accordance with the revised recommendations of the Canadian Institute of Chartered Accountants, the Company changed from the imputed earnings approach to the treasury stock method, to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options and warrants. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. The new standard has been applied on a retroactive basis and had no material impact on the amounts presented.

Loss per share is calculated using the weighted-average number of shares outstanding during the period.

3. LONG-TERM INVESTMENTS

	Dec 31, 2001	Sept 30, 2001
Shares of publicly trade companies	$ 259,723	$ 368,034
Less: write-down	-	(104,867)
	259,723	263,167
Investment in Adelaide	50,000	50,000
Total investments	$ 309,723	$ 313,167

During the previous year, the Company acquired a 10% participation interest in Adelaide for $50,000. Adelaide proposes to source and sell coal between China and Europe. The port of origin of the coal is located in Rizhao, China.

4. DUE FROM WINDARRA MINERALS LTD.

The following amounts are due from Windarra Minerals Ltd. ("Windarra"):

	Dec 31, 2001	Sept 30, 2001
Principle amount, unsecured, with no specific date of repayment	$ 910,699	$ 857,770
Accrued interest at the Royal Bank of Canada prime rate	10,255	57,929
	$ 920,954	$ 915,699

The fair value of this loan is not determinable as it has no specific date of repayment.

5. CAPITAL ASSETS

	Dec 31, 2001			Sept 30, 2001		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Office equipment	$ 4,371	$ 2,502	$ 1,869	$ 3,649	$ 2,409	$ 1,240

6. MINERAL PROPERTIES

	Little Deer Lake Claims	Magnacon Claims	Total Dec 31, 2001	Little Deer Lake Claims	Magnacon Claims	Total Sept 30, 2001
Balance, beginning of period	$ 1	$ 1	$ 2	$ 1	$ 1,925,342	$ 1,925,343
Written-down during the year	-	-	-	-	(1,925,341)	(1,925,341)
Balance, end of period	$ 1	$ 1	$ 2	$ 1	$ 1	$ 2

Little Deer Lake claims, Saskatchewan

The Company holds a 20% interest in a joint venture on certain claims in the La Ronge Mining Division, Saskatchewan.

Magnacon claims, Ontario

The Company previously acquired from its parent company, Windarra, a 11.12% beneficial interest in certain mineral claims in the Sault Ste. Marie Division, Ontario. In accordance with recent recommendations by the CICA, the Company decided to write-down the mineral claims and related deferred exploration costs to a nominal value. The Company will continue to maintain these claims for future opportunities.

Los Caballos, Argentina

During 1999, the Company entered into an option agreement with Cameco Argentina S.A. ("Cameco"), whereby the Company can earn a 51% interest in certain mineral claims in the San Juan Province, Argentina by incurring exploration expenditures totalling US$1,000,000 by March 15, 2003.

6. MINERAL PROPERTIES (cont'd...)

Los Caballos, Argentina (cont'd...)

The Company and Cameco subsequently entered into an agreement to option 100% of the claims to Tenke Mining Corp. ("Tenke"). As consideration, Tenke is required to issue a total of 1,200,000 common shares of its capital (to be allocated between the Company and Cameco and or its affiliates) and incur exploration expenditures of US$4,000,000 over four years.

During the current period, the Company received 170,378 common shares of Tenke, which resulted in a net gain of $88,597. As at December 31, 2001, the Company has received a total of 675,000 common shares of Tenke.

7. DEFERRED EXPLORATION COSTS

	Magnacon Claims	Total Dec 31, 2001	Magnacon Claims	Total Sept 30, 2001
Balance, beginning of the period	$ 1	$ 1	$ 171	$ 171
			171	171
Written-down during the year	-	-	(170)	(170)
Balance, end of the period	$ 1	$ 1	$ 1	$ 1

8. CAPITAL STOCK

	Number of Shares	Amount
Authorized		
100,000,000 common voting shares, without par value		
Issued		
As at September 30, 2001 and December 31, 2001	18,697,548	$ 5,996,533

As at December 31, 2001, 13,474,215 common shares of the Company are held by Windarra.

Stock options

The Company follows the policies of the CDNX under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

8. CAPITAL STOCK (cont'd...)

Stock options

The following incentive stock options were outstanding at December 31, 2001:

Number of Shares	Exercise Price	Expiry Date
210,000	$ 0.20	August 18, 2004
1,410,000	0.15	May 16, 2006

9. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid accounting fees of $2,000 to Windarra.

b) Paid office rent of $3,000 to Windarra.

c) Paid corporate administrative fees of $6,000 to a director of the Company.

d) Paid management and financial consulting fees of $7,600 to a director of the Company.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

10. CONTINGENCY

During the pervious year, Canada Customs and Revenue Agency ("CCRA") reassessed the Company for failure to withhold non-resident taxes on payments made to a former director. The review resulted in a reassessment of approximately $40,000 in taxes, plus accrued interest owing by the Company.

During 1999, the CCRA reviewed the Company's 1995 Corporate Income Tax Return filings regarding the sale of certain mineral properties. The review resulted in a reassessment of approximately $800,500 in taxes, plus accrued interest owing by the Company.

Management is of the opinion that these reassessments are without merit and has filed Notices of Objection with the Appeals Division of the CCRA. It is management's opinion that the ultimate resolution with respect to these reassessments cannot be determined at this time, therefore, no provision has been made in these financial statements.

WESTWARD EXPLORATIONS LTD.



WinDarra
Resource
Group

CORPORATE DATA

February 2002

HEAD OFFICE

9th Floor, 555 Burrard Street
Box 273, Two Bentall Centre
Vancouver, BC V7X 1M8
Tel: (604) 688-1508
Fax: (604) 893-7071
Email: info@windarra.com

REGISTERED OFFICE & SOLICITOR

Anfield Sujir Kennedy & Durno
Attn: Jay Sujir
1600 – 609 Granville Street
Vancouver, BC V7Y 1C3

REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada
4th Floor, 510 Burrard Street
Vancouver, BC V6C 3B9

AUDITORS

Davidson & Company
1270 – 609 Granville Street
Vancouver, BC V7Y 1G6

DIRECTORS AND OFFICERS

William Anderson, President and Director
June Ballant, Secretary
John Pallot, Director
Steven Brunelle, Director
Jay Sujir, Director
Peter Dunfield, Director

INVESTOR CONTACTS

Peter Dunfield
Tel: (604) 688-1508
Fax: (604) 893-7071

CAPITALIZATION

Authorized:	100,000,000
Issued:	18,697,548
Escrow:	Nil
Options:	1,620,000
Warrants:	Nil

LISTINGS

Canadian Venture Exchange
Trading Symbol: WWE
Cusip No.: 96168D 10 7


Windarra
Resource
Group

WESTWARD EXPLORATIONS LTD.

March 1, 2002

British Columbia Securities Commission
12th Floor
701 West Georgia Street
Vancouver, BC
V7Y 1L2

Attention: Statutory Filing

Dear Sirs:

Re: 1st Quarter Ended December 31, 2001

We confirm that on even date a copy of the Company's Form 51-901F, Quarterly Report, for the period ended December 31, 2001, with financial statements attached, has been mailed to all those persons listed on the Company's supplemental mailing list.

We trust the foregoing is satisfactory.

Yours truly,

Westward Explorations Ltd.

"Marion McGrath"

Marion McGrath,
Corporate Administrator
/mm
xc: Alberta Securities Commission (via SEDAR)
Canadian Venture Exchange (via SEDAR)

9th Floor, 555 Burrard Street, Box 273, Vancouver, BC, V7X 1M8 Telephone: (604) 688-1508 Fax: (604) 893-7071